SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85,
                        A CALIFORNIA LIMITED PARTNERSHIP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

      David J. Heymann, Esq.                   Mark I. Fisher, Esq.
      100 Jericho Quadrangle, Suite 214        c/o Rosenman & Colin LLP
      Jericho, New York 11753                  575 Madison Avenue
      (516) 681-3636                           New York, New York 10022
                                               (212) 940-8877
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (A), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding II Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            73,033
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        73,033
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,033
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Capital Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            73,033
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        73,033
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,033
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Capital Investment Company, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            118,886
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        118,886
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      118,886
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.72%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Presidio Capital Holding Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            118,886
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        118,886
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      118,886
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.72%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Presidio Management Company LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            73,033
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        73,033
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,033
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 7 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Partnership, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            118,886
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        118,886
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      118,886
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.72%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 8 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NorthStar Capital Investment Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            118,886
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        118,886
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      118,886
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.72%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page 9 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding I LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,351
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,351
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,351
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.84%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D               Page 10 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Funding II LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            42,502
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        42,502
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,502
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.63%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 5 is being filed by Millennium Funding II Corp., Millennium Funding I LLC, Millennium Funding II LLC, Presidio Capital Corp., Presidio Capital Investment Company, LLC, NorthStar Presidio Capital Holding Corp., NorthStar Presidio Management Company LLC, NorthStar Partnership, L.P. and NorthStar Capital Investment Corp. and amends the statement on Schedule 13D dated June 11, 1997 (the "Schedule 13D"), which was filed by Millennium Funding Corp., Millennium Funding II Corp. and Presidio Capital Corp., as amended by (i) Amendment No. 1 dated December 23, 1997, which was filed by Millennium Funding Corp., Millennium Funding II Corp. and Presidio Capital Corp.; (ii) Amendment No. 2 dated February 18, 1998, which was filed by Millennium Funding Corp., Millennium Funding II Corp., Presidio Capital Corp., Presidio Holding Company LLC, NorthStar Presidio Management Company, LLC, NorthStar Operating, LLC, NorthStar Capital Partners, LLC, NorthStar Capital Holdings I, LLC, W. Edward Scheetz and David T. Hamamoto; (iii) Amendment No. 3 dated October 30, 1998, which was filed by Millennium Funding II Corp., NorthStar Capital Holdings I, LLC, NorthStar Capital Partners, LLC, NorthStar Operating, LLC, NorthStar Presidio Management Company, LLC, Presidio Capital Corp., Presidio Capital Investment Company, Presidio Holding Company, LLC, W. Edward Scheetz and David Hamamoto and (iv) Amendment No. 4 dated October 29, 1998 and filed on February 10, 2000 by Millennium Funding II Corp., Millennium Funding I LLC, Millennium Funding II LLC, Presidio Capital Corp., Presidio Capital Investment Company, LLC, NorthStar Presidio Capital Holding Corp., NorthStar Presidio Management Company LLC, NorthStar Partnership, L.P. and NorthStar Capital Investment Corp.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended by adding the following information:

            On October 12, 2000 Millennium Funding II LLC ("Millennium II") purchased 15,566 units of limited partnership interest in Integrated Resources High Equity Partners, Series 85, A California Limited Partnership (the "HEP 85 Units") from Olympia Investors L.P. The HEP 85 Units were purchased as a result of the exercise by Olympia Investors, L.P. of its right to cause the purchase of the HEP 85 Units as well as the purchase of 16,365 units of limited partnership interest (the "HEP 86 Units") in High Equity Partners L.P. - Series 86 and 7,477 units of limited partnership interest (the "HEP 88 Units") in High Equity Partners L.P. - Series 88. The HEP 86 and HEP 88 Units were purchased by affiliates of Millennium II. The aggregate purchase price for the HEP 85 Units, the HEP 86 Units and the HEP 88 Units was $7,500,000. The source of funds for the purchase was capital contributions from Presidio Capital Investment Company, LLC ("PCIC").

Item 5. Interest in Securities of the Issuer.

            Items 5(a) and (b) are hereby amended and restated as follows:

            (a-b) The aggregate percentage of the outstanding limited partnership interests (the "Units") reported owned by each Reporting Person is based upon 400,010 outstanding Units.

            As of the close of business on October 16, 2000:

                  (i) Millennium Funding II Corp. ("MFC II") owns 73,033 Units which constitute approximately 18.26% of Units outstanding. MFC II has shared power to vote and dispose of all such Units;

                  (ii) Millennium Funding I LLC ("Millennium LLC") owns 3,351 Units which constitute approximately 0.84% of the Units outstanding. Millennium LLC has shared power to vote and dispose of all such Units;

                  (iii) Millennium II owns 42,502 Units which constitute approximately 10.63% of the Units outstanding. Millennium II has shared power to vote and dispose of all such Units;

                  (iv) MFC II is wholly-owned by Presidio Capital Corp. ("Presidio"). Accordingly, Presidio may be deemed to beneficially own the 73,033 Units held by MFC II. Such Units constitute approximately 18.26% of the outstanding Units. Presidio has shared power to vote and dispose of all such Units;

                  (vi) Each of Presidio, Millennium LLC and Millennium II is wholly-owned by Presidio Capital Investment Company, LLC ("PCIC"). Accordingly, PCIC may be deemed to beneficially own the aggregate 118,886 Units which are beneficially owned by Presidio, Millennium II and Millennium LLC. Such Units constitute approximately 29.72% of the outstanding Units. PCIC has shared power to vote and dispose of all such Units;

                  (vii) The majority interest in PCIC is held by NorthStar Presidio Capital Holding Corp. ("NP Holding"). Accordingly, NP Holding may be deemed to beneficially own the aggregate 118,886 Units which are beneficially owned by PCIC. Such Units constitute approximately 29.72% of the outstanding Units. NP Holding has shared power to vote and dispose of all such Units;

                  (viii) NP Holding is wholly-owned by NorthStar Partnership, L.P. ("NorthStar Partnership"). Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 118,886 Units which are beneficially owned by NP Holding. Such Units constitute approximately 29.72% of the outstanding Units. NorthStar Partnership has shared power to vote and dispose of all such Units;

                  (ix) NorthStar Capital Investment Corp. ("NCIC") is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 118,886 Units which are beneficially owned by NorthStar Partnership. Such Units constitute approximately 29.72% of the outstanding Units. NCIC has shared power to vote and dispose of all such Units; and

                  (x) Pursuant to a management agreement dated as of November 4, 1997 (the "Management Agreement"), Presidio and its subsidiaries are managed by NorthStar Presidio Management Company LLC ("NorthStar"). Under the Management Agreement, subject to certain restrictions, NorthStar has full discretion and authority to manage Presidio's assets. Accordingly, NorthStar may be deemed to be the beneficial owner of the 73,033 Units which are beneficially owned by Presidio. Such Units constitute approximately 18.26% of the outstanding Units. NorthStar has shared power to vote and dispose of all such Units.

            Item 5(c) is hereby amended to add the following information:

            (c) On October 12, 2000, Millennium II purchased 15,566 Units. See
Item 3 for additional information on the purchase.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: October 19, 2000


MILLENNIUM FUNDING II CORP.                  NORTHSTAR PARTNERSHIP, L.P.

By: /s/ Peter Braverman                      By:  NorthStar Capital Investment
    --------------------------------------        Corp., its general partner
Name:  Peter Braverman
Title: Vice President                        By: /s/ David King
                                                 -------------------------------
                                             Name:  David King
PRESIDIO CAPITAL CORP.                       Title: Vice President

By: /s/ Peter Braverman
    --------------------------------------   NORTHSTAR PRESIDIO MANAGEMENT
Name:  Peter Braverman                       COMPANY LLC
Title: Vice President
                                             By:  NorthStar Partnership,
                                                  L.P., its sole member
PRESIDIO CAPITAL INVESTMENT
COMPANY, LLC                                 By:  NorthStar Capital Investment
                                                  Corp., its general partner
By: /s/ David King
    --------------------------------------   By: /s/ David King
Name:  David King                                -------------------------------
Title: President                             Name:  David King
                                             Title: Vice President

NORTHSTAR PRESIDIO CAPITAL
HOLDING CORP.                                MILLENNIUM FUNDING I LLC

By: /s/ David King                           By:  Presidio Capital Investment
    --------------------------------------        Company LLC, its sole member
Name:  David King
Title: Vice President                        By: /s/ David King
                                                 -------------------------------
                                             Name:  David King
NORTHSTAR CAPITAL                            Title: President
INVESTMENT CORP.

By: /s/ David King                           MILLENNIUM FUNDING II LLC
    --------------------------------------
Name:  David King                            By:  Presidio Capital Investment
Title: Vice President                             Company LLC, its sole member

                                             By: /s/ David King
                                                 -------------------------------
                                             Name:  David King
                                             Title: President